UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Credit Acceptance Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

225310 10 1
(CUSIP Number)

Michael T. Raymond
Dickinson Wright, PLLC
2600 W. Big Beaver Rd., Suite 300
Troy, Michigan 48084-3312
248-433-7274
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this S chedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cove r page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Donald A. Foss 2009 Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,006,323
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,006,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage is calculated based upon total outstanding shares of 19,392,155 as of April 24, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2017.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Donald A. Foss 2010 Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 703,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage is calculated based upon total outstanding shares of 19,392,155 as of April 24, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2017.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 363,408
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 363,408
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage is calculated based upon total outstanding shares of 19,392,155 as of April 24, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2017.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 31,797
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,797
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage is calculated based upon total outstanding shares of 19,392,155 as of April 24, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2017.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Karol A. Foss Irrevocable Grandchildren’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 728,632
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 728,632
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage is calculated based upon total outstanding shares of 19,392,155 as of April 24, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2017.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson 2016 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 125,605
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,605
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,605
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage is calculated based upon total outstanding shares of 19,392,155 as of April 24, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2017.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 8 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson 2014 Children’s Trust FBO Gwyneth Ellen Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 44,540
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,540
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage is calculated based upon total outstanding shares of 19,392,155 as of April 24, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2017.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 9 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson 2014 Children’s Trust FBO Duncan Todd Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 44,540
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,540
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage is calculated based upon total outstanding shares of 19,392,155 as of April 24, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2017.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 10 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,338,522
	8	SHARED VOTING POWER 1,709,644
	9	SOLE DISPOSITIVE POWER 1,338,522
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,050,312**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The percentage is calculated based upon total outstanding shares of 19,392,155 as of April 24, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2017.

**Mrs. Foss Watson is the trustee of the Donald A. Foss 2009 Remainder Trust, the Donald A. Foss 2010 Remainder Trust, the Jill Foss Watson Living Trust, the Karol A. Foss Irrevocable Grandchildren’s Trust, and the Jill Foss Watson 2016 Grantor Retained Annuity Trust. Mr. Todd Watson, spouse of Jill Foss Watson, is the trustee of the Jill Foss Watson Irrevocable Trust, the 2014 Children's Trust FBO Gwyneth Ellen Watson, and the Jill Foss Watson 2014 Children's Trust FBO Duncan Todd Watson. This amount also includes 2,146 shares held by Duncan Todd Watson. Mrs. Foss Watson disclaims beneficial ownership of these shares owned by such trusts and by Duncan Todd Watson.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 11 of 12

Explanatory Note: This Schedule 13D Amendment No. 7 is being filed to reflect the disposition by the reporting persons of shares of the Issuer’s common stock. The share totals contained herein are as of the close of business on May 26, 2017.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock of Credit Acceptance Corporation (“Issuer” or “CACC”). The principal executive offices of CACC are located at 25505 West Twelve Mile Road, Southfield, Michigan 48034-8339.

Item 2. Identity and Background.

No change, other than pursuant to Item 2(b). The reporting persons’ new business address is:

29777 Telegraph Road, Suite 2611

Southfield, MI 48034

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of Transaction.

No change.

Item 5. Interest in Securities of the Issuer

Reporting Person	Amount beneficially owned:	Percent of Class*	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
The Donald A. Foss 2009 Remainder Trust	1,006,323	5.2%	0	1,006,323	0	0
The Donald A. Foss 2010 Remainder Trust	703,321	3.6%	0	703,321	0	0
Jill Foss Watson Living Trust	363,408	1.9%	363,408	0	363,408	0
Jill Foss Watson Irrevocable Trust**	31,797	0.2%	31,797	0	31,797	0
Karol A. Foss Irrevocable Grandchildren’s Trust**	728,632	3.8%	728,632	0	728,632	0
Jill Foss Watson 2016 Grantor Retained Annuity Trust	125,605	0.6%	125,605	0	125,605	0
Jill Foss Watson 2014 Children’s Trust FBO Gwyneth Ellen Watson	44,540	0.2%	44,540	0	44,540	0
Jill Foss Watson 2014 Children’s Trust FBO Duncan Todd Watson	44,540	0.2%	44,540	0	44,540	0
Jill Foss Watson**	3,050,312	15.7%	1,338,522	1,709,644	1,338,522	0

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 12 of 12

* The percentage is calculated based upon total outstanding shares of 19,392,155 as of April 24, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2017.

**Mrs. Foss Watson is the trustee of the Donald A. Foss 2009 Remainder Trust, the Donald A. Foss 2010 Remainder Trust, the Jill Foss Watson Living Trust, the Karol A. Foss Irrevocable Grandchildren’s Trust, and the Jill Foss Watson 2016 Grantor Retained Annuity Trust. Mr. Todd Watson, spouse of Jill Foss Watson, is the trustee of the Jill Foss Watson Irrevocable Trust, the Jill Foss Watson 2014 Children's Trust FBO Gwyneth Ellen Watson, and the Jill Foss Watson 2014 Children's Trust FBO Duncan Todd Watson. This amount also includes 2,146 shares held by Duncan Todd Watson. Mrs. Foss Watson disclaims beneficial ownership of these shares owned by such trusts and by Duncan Todd Watson.

(c) None.

(d) The respective beneficiaries of the Donald A. Foss 2009 Remainder Trust, the Donald A. Foss 2010 Remainder Trust, the Jill Foss Watson Irrevocable Trust, the Karol A. Foss Irrevocable Grandchildren’s Trust, the Jill Foss Watson 2016 Grantor Retained Annuity Trust, the 2014 Children's Trust FBO Gwyneth Ellen Watson, and the Jill Foss Watson 2014 Children's Trust FBO Duncan Todd Watson ultimately receive the pecuniary benefit of dividends from, or the proceeds from the sale of, the shares held in each respect ive trust.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change.

Item 7. Material to be Filed as Exhibits.

No change.

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2017	The Donald A. Foss 2009 Remainder Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

The Donald A. Foss 2010 Remainder Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson Living Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson Irrevocable Trust
/s/ Todd Watson
Name: Todd Watson
Title: Trustee

Karol A. Foss Irrevocable Grandchildren’s Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson 2016 Grantor Retained Annuity Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson 2014 Children's Trust FBO Gwyneth
Ellen Watson
/s/ Todd Watson
Name: Todd Watson
Title: Trustee

Jill Foss Watson 2014 Children's Trust FBO Duncan
Todd Watson
/s/ Todd Watson
Name: Todd Watson
Title: Trustee

Jill Foss Watson
/s/ Jill Foss Watson
Jill Foss Watson, Individually